

May 12, 2008

Mr. Thomas Krobot
President and Chief Executive Officer, Ashton Woods USA L.L.C.
1080 Holcomb Bridge Rd. Bldg 200, Suite 350
Roswell, GA 30076

Re: **Ashton Woods USA L.L.C.**
        Form 10-K for the fiscal year ended May 31, 2007
        Form 10-Q for the period ended November 30, 2007
        File No. 333-129906

Dear Mr. Krobot:

We have reviewed your response to our letter dated March 18, 2008 and have the following comment. We ask that you respond by May 26, 2008.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended February 29, 2008

MD&A - Liquidity and Capital Resources

Senior Unsecured Revolving Credit Facility, page 24

1. We read your response to our previous comment 2 and read the enhanced disclosures in your Form 10-Q for the period ended February 29, 2008. We note that you requested modifications to your Credit Facility to ensure that you will be able to continue to comply with its covenants in light of industry conditions. We also note that you quantified and disclosed your most restrictive covenants. Please be advised that, unless you have determined the likelihood of non-compliance with other covenants or default is remote, revise future filings to also include actual ratios/actual amounts versus minimum/maximum ratios/amounts permitted under your Credit Facility for such covenants. In addition, please revise future filings to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

<u>9.5% Senior Subordinated Notes, page 26</u>

2. We note your disclosures related to the Senior Subordinated Notes. In future filings please enhance your disclosures to:

- Explain the provisions of the "restricted payment test", address the specific nature and amounts of the additional restricted payments that you will not be able to make, disclose the timeframe and amount of increased consolidated net income that you are required to generate such that no further restrictions will apply, and address the impact of current, as well as the potential impact of any future, payment restrictions.
- Explain the factors that result in the fair value of the Notes being significantly below their face value and discuss the potential implications of these factors on your liquidity.
- Address the specific nature of any other material covenants related to the notes unless you have determined that the likelihood of non-compliance or default is remote.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief